Filed by MutualFirst Financial, Inc.
Commission File No: 0-27905
Pursuant to Rule 425 under the Securtities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company:  MFB Corp.
Commission File No: 001-12279

Forward-Looking Statements
When used in this filing and in other fillings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made.  These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information.  By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.  Statements about the expected timing, completion, financial benefits and other effects of the proposed MutualFirst-MFB merger and all other statements in this filing other than historical facts constitute forward-looking statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings, synergies and other financial benefits from the MutualFirst-MFB merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite shareholder and regulatory approvals for the MutualFirst-MFB merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (8) the ability to access cost-effective funding; (9) changes in financial markets; (10) changes in economic conditions in general and in the state of Indiana in particular; (11) the costs, effects and outcomes of litigation; (12) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (13) changes in accounting principles, policies or guidelines; and (14) future acquisitions by MutualFirst of other depository institutions or lines of business.

MutualFirst and MFB do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information
MutualFirst will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  The registration statement will include a joint proxy statement of MutualFirst and MFB that also constitutes a prospectus of MutualFirst, which will be sent to the shareholders of MutualFirst and MFB.  WE URGE SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MUTUALFIRST, MFB AND THE PROPOSED TRANSACTION.  When filed, this document and other documents relating to the merger filed by MutualFirst and MFB can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge for accessing MutualFirst’s website at www.mfsbank.com or by accessing MFB’s website at www.mfbbank.com.  Alternatively, these documents, when available, can be obtained free of charge from MutualFirst upon written request to MutualFirst Financial, Inc., Secretary, 110 E. Charles St., Muncie, Indiana 47305 or by calling (765) 747-2800 or from MFB, upon written request to MFB Corp., Secretary, 4100 Edison Lakes Parkway, Mishawaka, Indiana 46545, or by calling (574) 277-4200.

Participants in this Transaction
MutualFirst and MFB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  INFORMATION ABOUT THESE PARTICIPANTS MAY BE FOUND IN THE DEFINITIVE PROXY STATEMENT OF MUTUALFIRST RELATING TO ITS 2007 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC BY MUTUALFIRST ON MARCH 22, 2007 AND THE DEFINITIVE

PROXY STATEMENT OF MFB RELATING TO ITS 2008 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON DECEMBER 13, 2007.  These definitive proxy statements can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Set forth below is the transcript from an investor conference call held by MutualFirst Financial, Inc. on January 8, 2008.  The presentation material referred to in the transacript was filed with the SEC on January 8, 2008 by MutualFirst Financial, Inc. pursuant to  Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934 under cover of a Current Report on Form 8-K.

MutualFirst Financial, Incorporated

Teleconference January 8, 2008 at 11:00 AM ET

Event: MutualFirst Acquisition

Official Speakers: Mr. David W. Heeter, President and Chief Executive Officer of MutualFirst
Mr. Patrick C. Botts, President of Mutual Federal Savings Bank
Mr. Timothy J. McArdle, Senior Vice-President and Chief Financial
Officer of MutualFirst
Mr. Charles J. Viater, President and Chief Executive Officer of MFB Corporation

OPERATOR:
Hello and welcome to the MutualFirst acquisition call. You will be in listen-only mode during the presentation but there will be an opportunity afterwards to ask questions. Instructions will follow at that time. If you should need assistance during the call, you may signal an Operator by pressing “*” then “0” on your touchtone phone.  This conference is being broadcast.  I would now like to turn the call over to David Heeter.  Mr. Heeter, you may now begin.

DAVID W. HEETER:
Thank you Brandy. My name is Dave Heeter. I am President and CEO of MutualFirst. Welcome to our conference call and thanks for joining the call today. We are excited about the opportunities we have as we create a stronger Indiana franchise through the merger and acquisition of MFB Corporation. As I understand for you folks who are watching the call as well as listening, there may be a little bit of delay between our voices and the Slides so hang with us and I think they will catch up. I would like to introduce the others who will be participating in the call today. On the call is Pat Botts, President of Mutual Federal Savings Bank, subsidiary of MutualFirst, Tim McArdle, Senior Vice President and Chief Financial Officer from MutualFirst and we are also very pleased to have Chuck Viater, President and CEO of MFB Corporation on the call as well today and each of us will have some remarks during the call.

We call your attention to the first slide that you see which is the Forward-Looking Statements. The next two Slides actually disclaim our “forward-looking statements” and the second slide I would ask you to read those.  The second Slide also describes where to find additional information.

This entire presentation can be accessed at http://www.mfsbank.com and will be available at the Web address that was listed in the Press Release and that will also include a couple of pages of Appendix which won’t be shown during the call.

I would like to start with some key transaction terms and this is just a summary but you see the transaction value there is identified as $37.08 per average share price for this transaction. That is as of the close of the market on Friday, January 4, 2008. The approximate aggregate transaction value reaches $52.7 Million dollars at that price. MFB Financial will be merged into Mutual Federal Savings Bank. Those are the two banks in each of our unitary savings and loan holding companies. The form of consideration will be 80% stock and 20% cash with MFB shareholders electing to receive 2.59 shares of MutualFirst stock or $41.00 per share in cash and both of those subject to proration. Our assumption is intended that MFB options will be rolled into MutualFirst options at the same exchange rate. The tax treatment is designed to be a tax-free reorganization at the corporate level. MutualFirst will have 4 MFB Directors joining both the holding company and bank-level boards and we anticipate closing in the second quarter of 2008.

Now I would like to introduce Pat Botts, President of Mutual Federal Savings Bank and he will share some compelling strategy rationale to this merger and transaction.

PATRICK C. BOTTS:
Thanks Dave. Good morning everyone. I would like to turn your attention to Page 5 of the presentation, which hopefully you will be seeing on your screen. My job today is to tell you a little bit of why we think MutualFirst and MFB are a good fit and why we think we can create a better company out of the merger of the two. Obviously, all of us in the Midwest who operate banking franchises continue to look for ways to continue to see our franchise and our businesses grow and maintain market share as well as increase earnings. One of the things that we have been looking at Mutual Federal and MutualFirst for a long time is what are the additional areas in Indiana that we can expand too. We had a market study several years back that identified Elkhart County as a priority for us. We are in fact in the process of opening a branch in Elkhart County and for us to have an opportunity to partner with MFB in Elkhart County as well as in the neighboring county of St. Joe (St. Joseph); we think is a great fit for us geographically. It takes us to the 11th largest depository that is headquartered in the State.  That allows us to create some scale not only to serve our customers better and continue to provide them with the products and services that they need but also creates scale we hope for further expansion.  The Mishianna market consisting of the South Bend-Mishawaka and Elkhart area has about half a million people which will effectively more than double what we have as far as a customer base.  We also think that we offer each other very complimentary skills.  We both come from a traditional thrift history but we’ve both been looking to expand into other core banking businesses.  We are both heading toward creating larger commercial lending portfolios to help our margin and to help our interest rate risk position and we certainly think that MFB pushes the combined franchise along in that they have a very good background in that and in fact have a little more commercial lending than we do at this point. The combined organization will also have higher loan limits and also the South Bend and Mishawaka markets probably have larger loan opportunities in them than what we are used to.  We also think that the combined skills of the folks we have in the Commercial Lending areas will really allow us to do a good job of managing credit risk and credit administration.  Obviously, funding is important and we think that we have some good sources of low-cost funding.  We all know that the spread business is getting a little tougher in the banking industry so we have been looking for enhanced fee opportunities and certainly MFB’s wealth management presence creates a great opportunity there for us to leverage over a larger area and we are really excited about having that addition to the MutualFirst and Mutual Federal Savings Bank family.

Turning to Slide 6, obviously all transactions of this nature have some risk. We feel this one is lower than normal. This will be our third major merger in the last 7 or 8 years. We have on the MutualFirst side have some experience at it. We’ve done it before and learned some things as we’ve gone along and in addition, we’ve acquired some branches so we think we have a lot of ability to create a successful transaction.  We also think our businesses are a lot alike.  Our cultures are very similar.  We are very community banking oriented and really interested in serving the needs of our local consumer and commercial and wealth management clients.  So we think that will be a great fit. We’ve looked hard at the cost savings.  The cost savings projections are 24% of MFB’s cost saves.  We think those are achievable and we think that we will be able to make that happen without a huge amount of disruption and so we are very positive about that.  As I mentioned before, I think we have complimentary skills and complimentary Best Practices.  We think that we can use the strength of each other in this particular case to make us both better.  Overall, we think this partnership is a very unique opportunity and we are just really excited about the possibility.  Finishing up Slide 6 will be Tim McArdle, who is our CFO and he is going to talk a little bit about the numbers and then move on from there.

TIMOTHY J. McARDLE:
Thanks Pat and good morning everyone. In addition to the reasons you already heard that make this a compelling transaction, it makes sense financially. The merger is expected to be immediately accretive to EPS and 7% accretive on consensus 2009 estimates. In 2010 and beyond, we are targeting double-digit EPS accretion. Dave will review the cost savings benefits we expect to achieve a little later in the presentation. Although not factored into our Pro Forma analysis, opportunities for future revenue enhancements are very real. One example would be the opportunity to expand MFB’s Trust Services operation, which we currently don’t offer throughout our branch network.  The transaction also affords us more strategic flexibility.  With $1.5 Billion in assets, $1.2 Billion in loans, $1.1 Billion in deposits and a market cap of over $100 Million, we will be in an improved competitive position in all of our markets. This in turn will allow us to increase the overall franchise value.  Those of you who have been following MutualFirst for any length of time know that one of our strategies has been to diversify our loan portfolio.  Back in the late 1990’s almost 70% of the portfolio consisted of 1 to 4 family mortgages.  Since that time we have been able to grow the commercial loan portfolio from just over 5% to over 18% of the portfolio currently while reducing the 1 to 4 family portfolio to just under 54%.  With this merger, our loan mix will be close to 50-50, 1 to 4 family versus all other types of loans.  Also with a large portion of MFB’s portfolio being variable rate, the Pro Forma bank will have a more manageable interest rate risk position.  In addition, the overall yield of the resulting portfolio will increase.  Under the deposit side our strategy is then to decrease our dependency on retail CDs and increase our core checking and savings accounts.  This transaction will contribute to the success of this strategy in that core deposits will increase from 34% to almost 39% of the total deposits post merger.  In addition, funding costs from deposits will decrease from 3.50 to about 3.33.  We will turn it back over to Dave.

DAVID W. HEETER:
Thanks Tim. What you see now is just a map of the complimentary branch franchises that we are forming in the State of Indiana. As Pat mentioned, this map identifies the geography of the combined organizations and will bring our branch total to 33 and then we have some

Trust Offices that are identified down there in gold which is really exciting because the Office in Indianapolis or in Carmel is designated as a Branch Office. In addition, the Chart highlights that we will become the 11th largest depository headquartered in the State of Indiana and you can see all of the Indiana rankings there as they stood on June 30th.

This next slide highlights the markets that we gain. Again, Pat mentioned this through our alliance here. Total population projected population growth are favorable and MFB’s main markets, you can see those listed there in gold, shown there in gold compared to our few largest markets and the prospects of more positive growth and household income on an already larger base is very encouraging to our franchise and at the same time, the stability of the markets we are in should provide some added breadth to expand in the markets that we have the greatest opportunity.

The next slide identifies the relative deposit market share in the Top Indiana MSAs and what you see there is that in the South Bend – Mishawaka area in that MSA where MFB is headquartered, you can see that it is a large market – it is the 4th largest MSA in the State of Indiana and MFB has a solid 4 spot there in the Rank and Market Share and Elkhart-Goshen is also another large MSA and you can see where 3 of our largest markets are in the Muncie MSA, the Warsaw MSA and the Marion MSA.  So we are excited about what this brings to our franchise and in terms of market but we are also very excited about the experienced management team that this combined organization will form.  What you see here is just a snapshot of 7 key folks to the transition as well as the moving forward company.  You see the years of experience in banking.  I think this is a very experienced team.  Pat, as President and Chief Operating Officer and you are going to hear from Chuck in a minute but Chuck brings a lot of experience to us and will lead not only our Northern Region but will also lead some of the very important expanding business opportunities that we have in commercial lending and trust.  Tim McArdle, our CFO has been our CFO here for 27 years and has been in the banking business for 30.  Steve Selby is the most tenured in either of the companies and is SVP of Operations and heads the Technology and Internal Operations area and Don Kyle is from MFB.  Don is a very seasoned commercial business-banking leader. We are excited to bring him onboard, as we are James Coleman who has got 40 years of experience in the Trust field and Wealth Management and has done an excellent job of leading MFB into the Trust and Wealth Management market.  We are really excited about this team and we are excited about other people that aren’t listed here in both MFB as well as MutualFirst today.  I will turn it back to Pat to talk a little bit about some opportunities that we have.

PATRICK C. BOTTS:
That is one of the things that is very interesting to us and very important as I stated before is increasing the Fee Income and you can see here that MutualFirst has been running at about 26% of its Revenue and Fee Income and MFB at about 35%. Peer Groups is about 27% and we think combined it will be at about 29%. One of the big reasons for that is the Wealth Management Fees and the assets under management that MFB has. Their assets under management are over $400 Million combined that with about $140 Million that we have and we think we can create some scale there as the Trust business is a difficult business to get in and become profitable but we think that on a community bank basis could create a pretty good size Trust Department and Wealth Management area that we can use to generate some significant revenue and that we can leverage across the remainder of our footprint in addition to the footprint that MFB has. So we are really excited about having that increased contribution.

The next Slide talks about credit quality. Obviously, that is at the top of everyone’s mind right now with what is going on nationally.  I think the message that we want to try to send here is that both companies have exhibited a consistency in credit quality over a period of time.  Both companies charge offs have been consistently running at 30 basis points or below.  MFB is a little bit lower than MutualFirst.  One of things that MutualFirst has is a relatively large consumer loan portfolio which as a rule will produce some charge offs on a consistent basis but it is also homogenous and produces charge offs that are reasonably controlled and predicted and so we think we’ve been able to be pretty consistent there and MFB on the other hand has a little greater concentration on the commercial real estate side and commercial side and will have a little bit more volatility but I think one of the important things to know is that neither one of us are sub prime lenders (laugh).  We are not aggressive, super aggressive home equity lenders and so we have pretty good control of credit quality.  Obviously, we are subject to the same trends that everybody else is and we will roll with the economy but I don’t think you’ll see us having a lot of big surprises.

DAVID W. HEETER:
Just to talk a little more about the transaction pricing and some of the financials. We believe the pricing of the transaction is reasonable. Here you see the pricing of the deal and how it compares to other announced deals since January of 2006. You can see in Price to Book Value and Price to Tangible Book, Price the last 12-month Core EPS and Core Deposit and Market Premium appear favorable to the transactions. Market Premium is a little bit higher and I think we believe that these numbers represent the fairness of an acquisition with merger characteristics and I think that is part of why this deal makes sense. I think we are two institutions that are really taking an opportunity here to take the best of each and turn it into one and to do that it takes people from both sides and that is a big part of this transaction.

The next slide does speak to what we think this is going to provide to the combined organization moving forward. You see here are some meaningful earnings improvement. We are excited about the go forward earning opportunities that we believe are in this transaction and we are dedicated to achieving this accretion. The cost savings listed represent approximately 7.3% of the combined entity expenses in ’08 and 9.7% and 9.8% in 2009 and 2010, respectively.  I think all of you know that Cost Saves are an important part of the process and we believe that we have those opportunities to do that – just that.  You can see that we also expect meaningful after-tax EPS accretion starting in ’08 and you see it accelerating and we think that a lot of that is for the reasons we’ve talked about so far.  We believe that the dilution in this transaction is warranted given the expected earnings pick up that we see.  As Tim mentioned earlier, our numbers don’t reflect any kind of revenue enhancements at this time, however we do believe there are some out there.  This transaction also allows us to maintain adequate capital for flexibility in the future.  We remain a well-capitalized company and it is very important to our regulators as well as important to create opportunity for us moving forward.  Financial assumptions are used in our analysis are listed on this Slide.  We did fix the exchange ratio at 2.59.  We fixed the cash share price of $41.00 on 20% of MFB shares. We are going to roll options. We have assumed 24% cost savings of target, which translates into the numbers you, just previously saw. It is about $4.5 Million dollars in 2009. We have assumed the 7% opportunity cost of cash. We are estimating about $4.7 Million dollars pre-tax deal related expenses and a 3% core deposit intangible of $4.9 Million amortized over 10 years of the Sum of Years Digits (SYD) process. Again, we have assumed the closing date of June 30, 2008. It is now my pleasure to introduce Chuck Viater. Chuck is the President and CEO of MFB Corp. and I think I can speak for certainly the people on the call that we are excited at MutualFirst to work with Chuck and the rest of his MFB team and we’ve asked Chuck to share some perspective from MFB. Chuck

CHARLES J. VIATER:
Thank you Dave very much and good morning everyone who is on the call. We appreciate your participation this morning and I appreciate the opportunity to provide a perspective from MFB’s point of view. For years, MFB’s strategic plan has revolved around growth and profitability that generates ever increasing value for our shareholders and in the last 12 years we’ve almost tripled in size and most of that took place organically and we’ve seen our earnings per share more than quadruple.  We are proud of that accomplishment but we are not satisfied.  In recent years we’ve seen some changes in the marketplace, typical economic conditions and heightened competition and as a result, both the balance sheet growth and profit improvements have slowed considerably and as a result during this time we have examined our business objective and our strategic initiatives and sought innovative ways to continue our success.  Over the last 6 months, we’ve had ever intensifying discussions with MutualFirst mainly because they share our perspective, our vision, our philosophy and our culture expectations of community banking.  Now we will go to work on the challenges of the integration process that will transform to good banks into one outstanding bank and we expect to identify as they pointed out I think Pat as well, to identify the Best Practices of our separate organizations and meld them and combine ourselves into one effective, efficient and profitable organization that further builds the value for our shareholders going forward.  We are excited about this opportunity.  We are committed to the numbers you’ve seen in the Presentation today and we are ready to move forward post haste to make this whole thing happen.  So those are my comments and thank you Dave.

DAVID W. HEETER:	Thanks Chuck and that concludes our presentation. We will answer questions if we can. So we would open up that opportunity to hear from anybody who has questions.

OPERATOR:
At this time if you would like to ask a question, you may do so by pressing “*” then “1” on your touchtone phone. You will hear a tone to confirm that you have entered the question queue.  Please press “*” then “2” to remove your name from the list.  Again, pressing “*” then “1” allows you to ask a question.  “*” then “2” removes your name from the list.

Our first question comes from Christopher McGratty of KBW. Please go ahead.

CHRISTOPHER McGRATTY:	Good morning!
DAVID W. HEETER:	Hi Chris!

CHRISTOPHER McGRATTY:	I’ve got a question on capital. Can you remind me of your targeted capital levels internally both longer term with respect to tangible capital and red cap?

DAVID W. HEETER:
Our tangible capital right now is about 7.6. Our total capital is about 10.77. We think that obviously our total cap we want to maintain a 10% or higher level. Tangible equity post closing will be 6.68 and we are very comfortable with that number. Post closing capital, total capital ratio we projected at 10.28 so again we feel those are very adequate capital levels and think we are okay there.

CHRISTOPHER McGRATTY:
 Okay great and my next question is regarding earnings, your earnings assumptions. It seems to me that your ’09 number using consensus I believe I think you said something along the lines of 7% accretive or $0.08.  Is my math correct, is this backing into like a 115 earnings run rate pro forma?

CHARLES J. VIATER:	Yeah that is what that would work into.

CHRISTOPHER McGRATTY:
Okay great and I guess my last question on the efficiency and the cost save. You know given it seems like a little bit of an elevated cost structure at MFB. Maybe longer term, where do you see I guess the combined entities efficiency ratio going? I guess longer term.

DAVID W. HEETER:
Our Pro Forma shows an efficiency ratio at just a shade over 70. I think probably we all would think that still might be a little bit high. I think our goal will still be to reduce that under 70%. I think if we can achieve that in the pro forma and then see where we go from there, I will have a little better handle on what our target is but we would expect it to be south of 70 and moving closer to 60 if we can get it there.

CHRISTOPHER McGRATTY:	Okay thank you.

DAVID W. HEETER:	You bet!

OPERATOR:	The next question is from Melissa Miller of First Manhattan. Please go ahead.

MELISSA MILLER:	Hi!

DAVID W. HEETER:	Hi Melissa!

MELISSA MILLER:	I was… just a couple of questions. I was wondering was this a negotiated deal or a bid situation?

DAVID W.HEETER:	It was negotiated.

MELISSA MILLER:
And Dave you mentioned I think what you were alluding to was that the earnings accretion makes up for any dilution and I am assuming you were talking about tangible book value dilution. Can you kind of walk us through? When I do a calculation, I give the… your diluting changeable book value by over $3 a share and so I guess I just wanted to see if you could (Interrupted)

DAVID W. HEETER:	If I miss-spoke there I don’t think we are going to earn it all back in a short period of time so there is dilution there but I think if you look at where our PE is and when you look at our opportunity for reflection in the market of what we think we can earn, we think in the long run we are much better off to seek the earnings through this partnership than independently. So there is dilution there obviously and we start earning it back in an expanding way in years 2, 3 and 4.

MELISSA MILLER:	And why do you think you are creating more value doing this than buying back your stock at 80% of tangible book value?

DAVID W. HEETER:
Well clearly buying stock back at 80% is you know a good thing if you can do it. We just think it is going to give us an opportunity in the long run to provide even better earnings. I think without getting into some larger markets and expanding our product line base, our product base, it is going to be very difficult for us to expand revenue very much and I think that is what this does and we think it is a rationale thing to do.

MELISSA MILLER:	Okay thank you.

DAVID W. HEETER:	All right, thanks Melissa!

OPERATOR:	Ladies and gentlemen as a reminder if you would like to ask a question, please press “*” then “1”.

Our next question is from Yavonda Smalls of South Bend Tribune. Please go ahead.

YAVONDA SMALLS:	Hi, good morning everyone.

DAVID W. HEETER:	Hi Yavonda!

YAVONDA SMALLS:	Just a couple of quick questions for you. You said this has been on the works for the past 6 months?

DAVID W. HEETER:	Yes, we’ve had discussions on the possibilities for about that length of time.

YAVONDA SMALLS:	Gotcha and how is this specifically going to affect clients? Would there be any immediate impact on them or…

DAVID W. HEETER:
Well I will let Chuck answer that also but you know our intent is that it won’t have any impact at all and in fact our hope is that it expands the opportunity for customers to do business with us.  It is going to give us a larger lending limit in all of our markets, not just in the Mishawaka-South Bend-Elkhart market but gives us some resources to be able to expand to even new services.  Certainly the people who deal with customers across both organizations are in place and will stay in place and the same people will be working with the clients in both banks.  Chuck, do you want to add anything there?

CHARLES J. VIATER:
You are right Dave and I think my only comment is that the only way it will impact clients is in a positive way in that the lending limits will increase. We will continue to be able to provide the same level if not better level of service to those clients, both consumer and business clients. I guess the other part of that from my perspective is that the lending limits being higher will allow us to serve more customers. I think as I mentioned earlier, the community banking philosophies that both organizations have, we continue to stay committed to so the ability to make local decisions on credit facilities on so on and so forth, we really expect it to be exactly what it is today, if not enhanced. So the impact on clients is going to be a very positive one.

YAVONDA SMALLS:	Yeah and will there be any affect on employment or is pretty much everything going to… basically at the branches, are they physically going to stay where they are?

CHARLES J. VIATER:	Dave, do you want me to take that?

DAVID W. HEETER:	Yeah why don’t you go ahead.

CHARLES J. VIATER:
The…  Clearly one of the advantages of this transaction is the fact that MutualFirst is going to be able to embark on efforts in markets they don’t already participate in and we don’t have any real overlap so we expect that the 11 or 12 offices we have are just simply going to compliment the existing offices of Mutual First and so that again is just another positive.

DAVID W. HEETER:
The only comment in the area we have are branches that are between Elkhart and Goshen and Dunlap and the fact that we are looking to expand our branches in Elkhart County, I think will make up for any change there. The cost saves when you talk about employees, there is no question that cost saves relate to becoming more efficient and we would anticipate that as we look for the best way to deliver those products and services particularly in the back room that we will have an opportunity to gain efficiencies and the result of that are some people who get displaced a little bit and if we can’t find another place for them, that will happen.

YAVONDA SMALLS:	Gotcha, but it is possible that some people might be displaced then?

DAVID W. HEETER:	Yes it is.

YAVONDA SMALLS:	On both sides or (Interrupted)

DAVID W. HEETER:	Uh-huh

YAVONDA SMALLS:	Okay gotcha. Do you have an estimate on what number that might be or…

DAVID W. HEETER:	We do not.

YAVONDA SMALLS:
Okay gotcha and I am sorry, one other quick question. I know like a lot of local banks seems to be merging into you know the larger regional national banks. How can the community aspect of banking remain so personal and become part of like a lower entity?

DAVID W. HEETER:
I will take a stab at that and then Chuck I would like you to finish that if you would. You know I think that is one of the things that sets us apart. A billion and half dollar bank is an awful nice size bank. It is a mere fraction of large money center banks that we find in all of our markets to some degree. So the advantage that we still have and Chuck mentioned it with local decisions being made. One of the things that MutualFirst has done Pat mentioned that this that we have expanded through merger and acquisition before. We have about a fourth, just a little less than a fourth of our current operation is in Kosciusko County which is just south of

Elkhart County and one of the things that we have enjoyed there is the fact that we make sure that the people who are in those regions outside of “headquarters” have decision making authority.  They have loan authority.  They have the ability to make exceptions in policy and that is really important to community banking and that is the difference.  The difference in community banking and large regional and national banks is that there are processes in place to create controls that really dehumanize the delivery of service and I think that is where we share the same philosophy.  Would you agree Chuck?

CHARLES J. VIATER:
Absolutely! I don’t think you could have said it any better than that.  The distinction in this transaction versus the other ones that you typically see is that very difference.  The retention of the community banking philosophy and practices where we can make decisions quickly, locally, definitively and not have clients wondering what is really happening in the black box that the big regionals create.  So we are creating something very different than that and frankly, we think will differentiate us in a very positive way in our markets.

DAVID W. HEETER:
Yavonda, one of the challenges we all have as a community bank is establishing enough resources to be able to compete with the big banks and so scale is important for us to be able to maintain the integrity of offering products and services to the clients that we already have. That is really important to us.

YAVONDA SMALLS:	Yeah gotcha. Okay thank you very much.

DAVID W. HEETER:	You are welcome.

OPERATOR:	The next question comes from Brian Martin of Howe Barnes. Please go ahead.

BRIAN MARTIN:	Hi David!

DAVID W. HEETER:	Hi Brian, how are you doing?

BRIAN MARTIN:
Good, just listening to some of Chuck’s comments earlier about some of the markets in Elkhart, their growth and profitability slowing over the last couple of years.  I guess I am just curious and if you could just give a little color in your home market, not maybe growing as much.  You know the expectations as far as growth going forward, can you just talk a little bit about what your expectations are for Elkhart as far as what type of growth you expect out of this market given …  I am just trying to understand you know if they were not getting the growth that is in that market you know how are you guys going to be able to accelerate that by doing this transaction and given the trends we’ve seen recently.

DAVID W. HEETER:
I think that is a great question Brian and I think that all of our markets go through some phases. You know we all go through some rapid expansion and then we go through some decline and you know I think the even flow to that is obvious. The current markets that MutualFirst operates in you know have been traditional manufacturing markets and you know we’ve had this conversation before and I think you are pretty familiar with some of the challenges that we’ve faced there.  I think one of the things that is different in the larger market, even if that larger market is not as vibrant today as it was or will be, there are still opportunities that exist to change the balance sheet to you know restructure the type of loans or deposits that we have on the books much faster. I think and Chuck I would like you to maybe expand on this to if you would. I think Elkhart County and South Bend have gone through some of the same challenges that everybody else does over time and if you recall for instance, in Elkhart County the last 2 years since Katrina had extraordinary years in growth and in expansion. That slowed down a little bit and we would expect that to increase again in the future. So I think size will help compete in some ways as well as just the ability to expand to bigger parts of the market within those markets that we can’t reach today.  Would you agree Chuck?

CHARLES J. VIATER:
I agree with Dave and I would add that we have had in terms of our growth in Elkhart County a reasonable amount of success there given our relatively new position in that market. We haven’t been in that market all that long.  Our first foreray of what we call our Northern Branch there, the positive base has grown to well over $20 Million dollars in that one location and so being a relative new player, we haven’t seen the kind of growth but there is plenty of opportunity there and this combination will just enhance our ability to take advantage of that.

BRIAN MARTIN:
Okay and as far as expectations of you know market share, is the focus more going to be in Elkhart or more to St. Joe market? I guess is there a greater push. Is it more in Elkhart? I guess that is kind of the sense that I am getting is that…

DAVID W. HEETER:
I think we both identified Brian as Elkhart County is an opportunity of being a big market that we feel we can compete in. Our branch will open at this point; we are scheduled to open the 28th of this month so we have looked at MFB.  We have other locations identified to build some branches so I think clearly Elkhart County is a focus.  I think there are pockets of St. Joe County that obviously MFB has not been able to serve as well because of not having a location there. I think one of the Wild Cards we have here is our opportunity as a combined company to expand our Hamilton County presence where the Trust Office is down in Carmel.  We have the ability to be a boutique down there if we want to.  We are not ready to do that yet but I think looking forward from a strategy standpoint, Hamilton County in Indiana is one of the fastest growing counties in the country.  We have an opportunity that we think will drive some growth.

BRIAN MARTIN:	Okay I appreciate it, thanks David!

DAVID W. HEETER:	Sure!

OPERATOR:	We have a follow-up question from Christopher McGratty of KBW. Please go ahead.

CHRISTOPHER McGRATTY:
 Thanks; maybe you can just discuss how you are thinking about provisioning going forward. MFB obviously has been under providing or negative provisions for the last year or so. Given the current credit environment, maybe you could discuss how you think about provisions relative to charge offs?

DAVID W. HEETER:	Pat, do you want to take a stab at that? Chuck, do you want to?
PATRICK C. BOTTS:
I can try it, sure! We are running at about 1% allowance and they are running at about 130. We firmly believe that as we continue to increase commercial lending that we need to keep those allowances probably in that neighborhood. I think we are going to be about 115 or 117 combined. Our projections call for us to provision amounts equivalent to projected charge offs.

DAVID W. HEETER:
I think that we’ve had a little different philosophy in how we reserve and again I think that is an opportunity going forward for us to make sure that we are focused and consistent in how we are providing provision.  I think MFB and Chuck please jump in here, I think MFB has been a very conservative company in terms of addressing reserves and we think that is good.  The negative provision that you have seen is a result of some recoveries that have been made after some significant reserves were taken.  Is that right Chuck?

CHARLES J. VIATER:
That is exactly right! It is probably…  Our methodology is probably a little bit different than the one that MutualFirst has used and we’ve talked about that a little bit and obviously we will pull together and come up with one methodology that make the most sense going forward.  But you are exactly right; it is not a matter of under providing.  I want to be clear about that.  It is a matter of us having taken the approach of being very conservative in establishing significant reserves for credits that are troubled and then having the experience of having significant success in recovering those reserves in the last…  especially in the last year to year and a half which are the numbers that Chris you are seeing.

OPERATOR:	At this time, there are no more questions. Mr. Heeter, do you have some comments?

DAVID W. HEETER:
All I would say is I thank you for your attention. This is the first opportunity that we’ve had to do this and we appreciate your interest in this transaction.  I think we stand available to answer whatever questions we can.  I know that you all get an opportunity and live in the bank analyst world and investment world and know that there are challenging times from time to time and we are convinced that this merger and this partnership is going to make a difference for both of us.  We appreciate your attention and thanks for tuning in today.